Exhibit 99.1

800, 324 - 8th Avenue SW
Date: October 26, 2020	Calgary AB, T2P 2Z2
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
Toronto Stock Exchange
New York Stock Exchange
Securities and Exchange Commission

Subject: CENOVUS ENERGY INC.

Dear Sirs/Madames:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	November 9, 2020
Record Date for Voting (if applicable):	November 9, 2020
Beneficial Ownership Determination Date:	November 9, 2020
Meeting Date:	December 15, 2020
Meeting Location (if available):	Virtual (Online)
https://web.lumiagm.com/418831959
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	15135U109	CA15135U1093

Sincerely,

Computershare Investor Services Inc.
Agent for CENOVUS ENERGY INC.